FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

   

Teva Pharmaceutical Industries Ltd.
Web Site: www.tevapharm.com   Web Site: www.ivax.com

_____

Contacts:

Dan Suesskind
Chief Financial Officer   Neil Flanzraich
Teva Pharmaceutical Industries Ltd.   Vice Chairman and President
(011) 972-2-589-2840   IVAX Corporation
          (305) 575-6008

George Barrett
President and CEO   David Malina
Teva North America   Vice President, Investor Relations
(215) 591-3030   and Corporate Communications
          IVAX Corporation
Liraz Kalif / Kevin Mannix   (305) 575-6043
Investor Relations
(011) 972-3-926-7554

<u>FOR IMMEDIATE RELEASE</u>

**Teva and IVAX Issue Statement Regarding Elections by Holders
of IVAX Convertible Notes**

Jerusalem, Israel and Miami, Florida, December 19, 2005 – Teva Pharmaceutical Industries
Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) issued the following statement
regarding election procedures for holders of IVAX' outstanding convertible notes, in
connection with Teva's pending acquisition of IVAX:

As previously announced, Teva and IVAX will permit holders of IVAX convertible notes who
have not previously converted their notes to submit an election, upon conversion of the notes
before the merger, with respect to the as yet undetermined amount of IVAX shares of common
stock they would receive upon conversion, whether to receive their merger consideration in
cash or Teva ADRs, subject to proration, in accordance with the terms of the merger agreement
between the parties. Any such election instructions (referred to as "convert and tender"
instructions) may be submitted by The Depository Trust Company ("DTC) participants though
DTC's Automated Tender Offer Program ("ATOP"). Holders should contact their brokers for
further instructions. Holders retain the option of not making an election and receiving IVAX
common stock (or, if applicable, the merger consideration payable to non-electing
shareholders) in accordance with the normal conversion procedures.

Any such "convert and tender" instruction, to be effective, must be made at least two business
days prior to the closing date. Pursuant to the provisions of the applicable indentures, IVAX
will provide at least 15 days notice of the anticipated closing date of the merger.

This announcement does not constitute a recommendation to the holders of IVAX convertible
notes as to which action, if any, they may choose to take.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20
pharmaceutical companies and among the largest generic pharmaceutical companies in the
world. The company develops, manufactures and markets generic and innovative human
pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in
North America and Europe.

About IVAX

IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: December 19, 2005